HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

2007 Fourth Quarter Report
February 2008

The results show the deceleration in the United States and the IETU *(Companies Sole Rate Tax)* transition.

• Commentaries of the Quarter

Values US Legal Currency

The United States economy which is starting to show the deceleration effect of its economy and therefore a diminution of the demand in the domestic market due the enforcement of the new tax (IETU) amendments, negatively impacts the results.
The total sales decreased 14.1%
The export sales decreased 11.7%. The year concludes with an increase of 19.3%.
The sales in the domestic market decreased 15.7%.
A credit is hired with GE capital for a 7 year term. This credit is used in order to pay the actual credit with GE and to pay the short term debt. The debt profile is 26.2% short term and 73.8% large term.

• Resulted Balance 4Q07 vs 4Q06 (October-December)

The total sales were affected due the economic deceleration in Mexico and the United States, as well as less demand of the customers which preferred to reduce their inventories against the possible effects of the "IETU" *(Companies Sole Rate Tax)*. This quarter the sales decreased 9.5% in volume, 14.1% in dollars and 19.8% in pesos.

The national sales decreased 5.5% in volume, 15.7% in dollars, and 19.8% in pesos.

The export sales increased 15.0% in volume, 11.7% in dollars and 15.5% in pesos.

The gross margin locates in 24.4% against the 24.6% in the same period of 2006.

The general expenses decreased 12.3% in real terms and represents 17.9% of the sales.

The operational profit represents 6.5% of the sales compared with the 7.9% during the 4Q06.

Other Net, Profits and expenses
In 2007 it was registered the PTU (Employee Profit Share) provision generated during the term. In 2006 expenses of installed capacity not considered in the standard cost were registered.

Integral Financing Cost
The integral financing cost was negative by $4.2 million pesos during 4Q07 comparing to the favorable ($1.4) million pesos during the 4Q06.

The paid interests increased 16.7% in dollars or 10.5% in pesos due to the debt increment. The net interest against the sales represents 5.1 compared to the 3.8% during the 4Q06. The loan average annual rate was 7.18% in dollars.

The exchange parity in the 4Q07 resulted in loss of $1.5 Million compared with the profit of $3.1 Million pesos in the 4Q07

Profit Derived from Taxes.
It was recognized the tax derived from the ISR (Income Tax)

Net Profit
The results of the quarter reflect profit of $2.3 million pesos, compared to the $6.7 Million pesos profit of the 4Q06.

- **Last 12 months results 2007 vs 2006 (January -December)**

The total amount of sales increased 1.0% in volume, 2.4% in dollars and decreasing 0.9% in pesos.
The national sales decreased 6.5% in volume, 6.9% in dollars and 10.0% in pesos.
The export sales increased 14.1% in volume, 19.3% in dollars and 15.7% in pesos. The incorporation of new export programs have caused this increase.
The gross margin decreased from 24.3% to 23.3%.
The general expenses improved 0.5 points passing from 16.7% to 16.2% over sales.
The sales expenses decreased 0.5 points passing from 8.8% over sales in 2006 to 8.3% during 2007.
The administration expenses maintains its proportion regarding the sales in 7.9%
The operational margin was reduced in 0.1 points passing from 7.5% to 7.4%.

Other Net Profit and Expenses.
Up to December 2006, this item reflects principally the expenses with install capacity not used and not included in the standard cost. In 2007, due the Bulletin NIF-B-3 of financial Information Rules, the abovementioned shall be included in the sales costs. In 2007 there were registered expenses due the suspension of natural gas caused by the attacks against Pemex facilities and the PTU (Employee Profit Share) provision.

Integral Cost of Financing.
The Integral Cost of Financing in 2007 represented \$18.1 million pesos comparing the \$12.5 million pesos in 2006.
The interests paid increased 17.8% passing from \$15.9 to \$18.7 million pesos. The net interest in connection to the sales represented 4.3% in 2007 compared to the 3.6% of 2006.
The exchange parity represented a loss of \$4.3 million pesos in 2007 comparing the \$5.1 million pesos in 2006.

Profit Taxes.
Is registered the Income Tax and differed provisions of the Income Tax.

Net Profit.
The net profit was \$9.6 million pesos compared to the \$9.7 million pesos during 2006. The net margin represents the 2.2% of the sales.

- **Balance as of December 31st, 2007 vs. December 31st, 2006.**

From December 2006 to December 2007 the peso depreciated 0.8% against the dollar and the inflation was of 3.8%. These effects generate variations comparing the amounts in terms of pesos and dollars.

The total assets increased 1.2% in pesos or 4.15% in dollars. The portfolio decreased in 2.5% in pesos and increased 0.3% in dollars.

The fixed assets decreased 1.6% in pesos and increased 1.2% in dollars.

The total liabilities increased 4.0% in pesos and 6.9% in dollars. The debt with cost increased 10.5% in order to be located in US\$ 20.8 Million dollars, having the company a relation of the liability with capital cost of 73.8%.

General Issues.

The company maintains before the SHCP *(Ministry of Finance)* its criteria of being freely administrated through an Executive Committee.

The International Commerce Unit of the Secretaria de Economia (*Department of Economy*) has not yet issued a resolution regarding the claim filed by Hilasal Mexicana in connection with the payment avoidance of compensatory quota over the thread roll of stamped towel imported from China.

There has not been issued any resolution regarding the legal defense procedure of a fiscal credit of an amount of \$8 million pesos derived from the importation of thread in which customs issued a favorable resolution to Hilasal.

After analyzing the different financial proposals received by some Financial Institutions, the Board of Directors resolved to accept the proposal of GE Capital CEF Mexico, S de R.L. de C.V., which represents better benefits for the Company.

Therefore, HILASAL executed a long term credit agreement with GE Capital CEF Mexico, S de R.L. de C.V. for an amount of $10'000,000.00 (Ten million dollars 00/100 United States of America Legal Currency) for a 7 year term, which shall be used to pay the financial liabilities including the credit of such institution.

The company's stock exchange index moved from place 109 on September to place 105 on December 2007.

082-04743

Hilasal

MEXICANA S.A.B. DE C.V.

Fourth Quarter Report 2007

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2007 AND 2006 NOT CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	655,872	100	647,866	100
s02	CURRENT ASSETS	251,893	38	240,440	37
s03	CASH AND SHORT-TERM INVESTMENTS	2,169	0	945	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	106,492	16	109,274	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	10,719	2	11,319	2
s06	INVENTORIES	132,513	20	118,902	18
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	390,652	60	396,948	61
s13	LAND AND BUILDINGS	184,071	28	184,105	28
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	650,334	99	587,392	91
s15	OTHER EQUIPMENT	112,199	17	109,895	17
s16	ACCUMULATED DEPRECIATION	560,582	85	504,154	78
s17	CONSTRUCTION IN PROGRESS	4,630	1	19,710	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	13,327	2	10,478	2
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	348,072	100	334,843	100
s21	CURRENT LIABILITIES	114,763	33	118,450	35
s22	SUPPLIERS	38,166	11	38,169	11
s23	BANK LOANS	59,592	17	61,668	18
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	11,760	3	11,682	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	5,245	2	6,931	2
s27	LONG-TERM LIABILITIES	167,748	48	149,943	45
s28	BANK LOANS	167,748	48	149,943	45
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	65,561	19	66,450	20
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	307,800	100	313,023	100
s36	CONTRIBUTED CAPITAL	249,401	81	249,424	80
s79	CAPITAL STOCK	198,309	64	198,328	63
s39	PREMIUM ON ISSUANCE OF SHARES	51,092	17	51,096	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	58,399	19	63,599	20
s42	RETAINED EARNINGS AND CAPITAL RESERVES	386,402	126	376,964	120
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(328,003)	(107)	(313,365)	(100)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	2,169	100	945	100
s46	CASH	2,087	96	859	91
s47	SHORT-TERM INVESTMENTS	82	4	86	9
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	13,327	100	10,478	100
s48	DEFERRED EXPENSES (NET)	13,327	100	10,478	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	114,763	100	118,450	100
s52	FOREIGN CURRENCY LIABILITIES	75,476	66	48,212	41
s53	MEXICAN PESOS LIABILITIES	39,287	34	70,238	59
s26	OTHER CURRENT LIABILITIES WITHOUT COST	5,245	100	6,931	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	2,331	44	3,660	53
s68	PROVISIONS	0	0	293	4
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,914	56	2,978	43
s27	LONG-TERM LIABILITIES	167,748	100	149,943	100
s59	FOREIGN CURRENCY LIABILITIES	167,748	100	149,943	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	65,561	100	66,450	100
s66	DEFERRED TAXES	63,959	98	65,254	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,602	2	1,196	2
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	198,309	100	198,328	100
s37	CAPITAL STOCK (NOMINAL)	48,417	24	48,417	24
s38	RESTATEMENT OF CAPITAL STOCK	149,892	76	149,911	76

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	386,402	100	376,964	100
s93	LEGAL RESERVE	23,792	6	23,309	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,539	2	8,666	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	344,473	89	335,207	89
s45	NET INCOME FOR THE YEAR	9,598	2	9,782	3
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(328,003)	100	(313,365)	100
s70	ACCUMULATED MONETARY RESULT	(141,360)	43	(139,068)	44
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(114,663)	35	(102,308)	33
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(71,980)	22	(71,989)	23
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 4 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	137,130	121,990
s73	PENSIONS AND SENIORITY PREMIUMS	1,602	1,196
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	243	234
s76	WORKERS (*)	681	606
s77	OUTSTANDING SHARES (*)	129,992,146	130,075,346
s78	REPURCHASED SHARES (*)	9,447,854	9,364,654
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 4 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	430,673	100	434,649	100
r02	COST OF SALES	328,850	76	329,046	76
r03	GROSS PROFIT	101,823	24	105,603	24
r04	GENERAL EXPENSES	69,830	16	72,934	17
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	31,993	7	32,669	8
r08	OTHER INCOME AND (EXPENSE), NET	(2,344)	(1)	(7,574)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(18,135)	(4)	(12,534)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	11,514	3	12,561	3
r10	INCOME TAXES	1,916	0	2,779	1
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	9,598	2	9,782	2
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET INCOME	9,598	2	9,782	2

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 4 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

NOT CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	430,673	100	434,649	100
r21	DOMESTIC	253,494	59	281,517	65
r22	FOREIGN	177,179	41	153,132	35
r23	TRANSLATED INTO DOLLARS (***)	15,839	4	13,281	3
r08	OTHER INCOME AND (EXPENSE), NET	(2,344)	100	(7,574)	100
r49	OTHER INCOME AND (EXPENSE), NET	(1,982)	85	(7,297)	96
r34	EMPLOYEES' PROFIT SHARING EXPENSES	913	(39)	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(551)	24	277	(4)
r06	COMPREHENSIVE FINANCING RESULT	(18,135)	100	(12,534)	100
r24	INTEREST EXPENSE	18,791	(104)	15,954	(127)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	54	0	79	(1)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(4,366)	24	(1,846)	15
r28	RESULT FROM MONETARY POSITION	4,968	(27)	5,187	(41)
r10	INCOME TAXES	1,916	100	2,779	100
r32	INCOME TAX	7,433	388	5,730	206
r33	DEFERRED INCOME TAX	(5,517)	(288)	(2,951)	(106)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	474,763	473,901
r37	TAX RESULT FOR THE YEAR	3,894	(1,911)
r38	NET SALES (**)	430,673	434,649
r39	OPERATING INCOME (**)	31,993	32,669
r41	NET INCOME (**)	9,598	9,782
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	29,875	30,064

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2007 AND 2006

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	93,912	100	114,607	100
rt02	COST OF SALES	70,954	76	86,359	75
rt03	GROSS PROFIT	22,958	24	28,248	25
rt04	GENERAL EXPENSES	16,839	18	19,209	17
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	6,119	7	9,039	8
rt08	OTHER INCOME AND (EXPENSE), NET	(276)	0	(2,120)	(2)
rt06	COMPREHENSIVE FINANCING RESULT	(4,258)	(5)	1,434	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,585	2	8,353	7
rt10	INCOME TAXES	(803)	(1)	1,568	1
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,388	3	6,785	6
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET INCOME	2,388	3	6,785	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	93,912	100	114,607	100
rt21	DOMESTIC	54,305	58	67,729	59
rt22	FOREIGN	39,607	42	46,878	41
rt23	TRANSLATED INTO DOLLARS (***)	3,634	4	4,117	4
rt08	OTHER INCOME AND (EXPENSE), NET	(276)	100	(2,120)	100
rt49	OTHER INCOME AND(EXPENSE), NET	86	(31)	(1,843)	87
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	913	(331)	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(551)	200	277	(13)
rt06	COMPREHENSIVE FINANCING RESULT	(4,258)	100	1,434	100
rt24	INTEREST EXPENSE	4,813	(113)	4,355	304
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	18	0	10	1
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(1,526)	36	3,112	217
rt28	RESULT FROM MONETARY POSITION	2,063	(48)	2,667	186
rt10	INCOME TAXES	(803)	100	1,568	100
rt32	INCOME TAX	1,360	(169)	1,373	88
rt33	DEFERRED INCOME TAX	(2,163)	269	195	12

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,710	7,610

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	NET INCOME	9,598	9,782
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	25,313	25,111
c03	RESOURCES FROM NET INCOME FOR THE YEAR	34,911	34,893
c04	RESOURCES PROVIDED OR USED IN OPERATION	(14,689)	(18,340)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	20,222	16,553
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	15,729	16,020
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(22,255)	(7,089)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(6,526)	8,931
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(12,471)	(32,029)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,225	(6,545)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	944	7,490
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,169	945

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	25,313	25,111
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	29,875	30,064
c41	+ (-) OTHER ITEMS	(4,562)	(4,953)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(14,689)	(18,340)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	2,782	1,141
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(13,611)	(15,892)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(2,250)	(4,646)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(3)	5,710
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,607)	(4,653)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	15,729	16,020
c23	+ BANK FINANCING	15,729	16,020
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(22,255)	(7,089)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(22,128)	(6,777)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(127)	(312)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(12,471)	(32,029)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	2,977	(45,276)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(15,448)	13,247
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.07		$ 0.07	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 0.00		$ 0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 2.37		$ 2.32	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	0.61	times	0.57	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	19.64	times	18.21	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

RATIOS

NOT CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	2.22	%	2.25	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	3.11	%	3.12	%
p03	NET INCOME TO TOTAL ASSETS (**)	1.46	%	1.50	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	51.76	%	53.02	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.65	times	0.67	times
p07	NET SALES TO FIXED ASSETS (**)	1.10	times	1.09	times
p08	INVENTORIES TURNOVER (**)	2.48	times	2.76	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	77.40	days	78.70	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.27	%	7.54	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	53.07	%	51.68	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.13	times	1.06	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	69.87	%	59.17	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	42.94	%	37.77	%
p15	OPERATING INCOME TO INTEREST PAID	1.70	times	2.04	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.23	times	1.29	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.19	times	2.02	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.04	times	1.02	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.72	times	0.71	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.88	%	0.79	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.10	%	8.02	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.41)	%	(4.21)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.07	times	1.03	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(241.02)	%	179.37	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	341.02	%	(79.37)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(23.87)	%	141.35	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Hilasal Mexicana S.A.B. de C.V.

Reporte al Cuarto Trimestre del 2007 Febrero del 2008

Los resultados reflejan la desaceleración en Estados Unidos y la transición al IETU

Comentarios del Trimestre - Valores en término de dólares

La lentitud de la economía que empieza a reflejar el efecto de la desaceleración económica en Estados Unidos y una disminución en la demanda de los clientes nacionales ante la entrada del IETU, inciden negativamente en los resultados.

Las ventas totales se reducen 14.1%.

La venta en el mercado nacional disminuye 15.7%.
La venta de exportación disminuye 11.7%. En el año concluye con crecimiento del 19.3%

Se contrata con GE Capital crédito a 7 años. Este crédito se utiliza parea liquidar el adeudo actual de GE y el diferencial para pagar deuda de Corto Plazo. El perfil de la deuda es 26.2% corto plazo y 73.8% largo plazo.

Estado de Resultados 4T07 vs 4T06 (octubre- diciembre)

Las ventas totales fueron afectadas por la desaceleración económica en México y Estados Unidos, así como menor demanda de los clientes que prefirieron reducir sus inventarios contra los posibles efectos del Impuesto Empresarial a la Tasa Única (IETU). Este trimestre la venta fue menor 9.5% en volumen, 14.1% en dólares y 18.1% en pesos.

La venta nacional se reduce 5.5% en volumen, 15.7% en dólares y 19.8% en pesos.

Las ventas en exportación se incrementan 15.0% en volumen, 11.7% en dólares y 15.5% en pesos.

El margen bruto se ubica en 24.4% respecto del 24.6% en el mismo periodo de 2006.

Los gastos generales se reducen 12.3% en términos reales y representan el 17.9% de la venta. Los gastos de venta disminuyen 13.1% y se ubican con respecto a ventas en el 9.1% en comparación al 8.6% del 4T-06. Los gastos de administración representan el 8.8% respecto a ventas en comparación al 8.1% del 4T-06.

La utilidad operativa representa 6.5% de la venta comparada con 7.9% al 4T-06.

La UAFIDA se ubicó en 14.7% sobre ventas comparada con 14.5% al 4T-06.

Otros Ingresos y Gastos, neto
Para 2007 se registra la provisión de PTU generada en el ejercicio, así como el ajuste a la PTU diferida. En 2006 se registraron gastos de capacidad instalada no considerada en el costo estándar.

Resultado Integral de Financiamiento
El resultado integral de financiamiento fue negativo por $4.2 millones de pesos en el

4T-07 en comparación a un importe favorable de $1.4 millones de pesos en el 4T-06.

Los intereses pagados aumentaron 16.7% en dólares o 10.5% en pesos por incremento en deuda. Los intereses netos con respecto a ventas representan el 5.1% en comparación del 3.8% al 4T-06. La tasa anualizada promedio de préstamos fue de 7.18% en dólares.

La paridad cambiaria al 4T-07 resultó en pérdida por $1.5 millones comparada con utilidad de $3.1 millones de pesos al 4T-06.

El Repomo al 4T-07 fue favorable por $2.0 millones de pesos en comparación con $2.6 millones de pesos al 4T-06.

Impuestos a la utilidad
Se reconoce la provisión correspondiente a ISR diferido.

Utilidad Neta
Los resultados del trimestre presentan utilidad de $2.3 millones de pesos que se comparan con utilidad de $6.7 millones al 4T-06.

Resultados Últimos Doce Meses 2007 vs 2006 (enero - diciembre)

Las ventas totales se incrementaron 1.0% en volumen y 2.4% en dólares, disminuyendo 0.9% en pesos.

Las ventas nacionales disminuyen 6.5% en volumen, 6.9% en dólares y 10.0% en pesos.

Las exportaciones se incrementaron 14.1% en volumen, 19.3% en dólares y 15.7% en pesos. La incorporación de un programa de exportación ha permitió registrar este incremento.

El margen bruto pasa del 24.3% al 23.6%.

Los gastos generales mejoran 0.5 puntos porcentuales al pasar del 16.7% al 16.2% sobre ventas. Los gastos de venta se reducen 0.5 puntos al pasar del 8.8% sobre ventas en 2006, al 8.3% en 2007. Los gastos de administración mantienen su proporción con respecto a ventas en 7.9%.

El margen de operación reduce 0.1 puntos al pasar de 7.5% al 7.4%.

La UAFIDA mantiene su proporción del 14.4% con respecto a ventas.

Otros ingresos y gastos, neto
Hasta diciembre del 2006, este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar. Por la entrada en vigor de la NIF B-3 de Normas de Información financiera en 2007, esta partida se incluye en el costo de ventas. En 2007 se registran los gastos incurridos por la suspensión de gas natural derivado de los atentados a las instalaciones de Pemex y la provisión de PTU del ejercicio.

Resultado Integral de Financiamiento

El resultado integral de financiamiento en el 2007 representó $18.1 millones pesos en comparación de $12.5 millones de pesos en el ejercicio 2006.

Los intereses pagados se incrementan 17.8% al pasar de $15.9 a $18.7 millones de

pesos. Los intereses netos en su relación a ventas representan el 4.3% en 2007 en comparación a 3.6% de 2006.

La cobertura UAFIDA a intereses pagados fue de 3.3 veces.

La paridad cambiaria representó una pérdida por $4.3 millones de pesos en el 2007 comparado con $1.8 millones al 2006.

El Repomo en el 2007 fue favorable por $4.9 millones de pesos, comparado con $5.1millones de pesos del 2006.

Impuestos a la utilidad

En este rubro se registran las provisiones de ISR e ISR diferido.

Utilidad Neta

La utilidad neta fue de $9.6 millones de pesos y se compara con los $9.7 millones del 2006. El margen neto representa el 2.2% de la venta.

Balance al 31 de diciembre 2007 vs 31 de diciembre 2006.

De diciembre del 2006 a diciembre del 2007 el peso se depreció 0.8% con respecto al dólar y la inflación fue del 3.8%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 1.2% en pesos y 4.15% en dólares. La cartera se reduce 2.5% en pesos e incrementa 0.3% en dólares. Los inventarios se 11.4% en pesos o 14.7% en dólares. El activo fijo disminuyó 1.6% en pesos y aumentó 1.2% en dólares.

El pasivo total se incrementa 4.0% en pesos y 6.9% en dólares. La deuda con costo se incrementa 10.5% para ubicarse en US$ 20.8 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 73.8%.

El capital contable pasó de $313.0 a $307.8 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $14.6 millones de pesos. El resultado neto enero a diciembre de 2007 asciende a $9.5 millones de pesos.

Asuntos Generales

La empresa mantiene ante la SHCP su criterio de administrarse libremente a través de un Comité Ejecutivo.

La Unidad de Prácticas Comerciales Internacionales de la Secretaria de Economía aún no emite fallo respecto a la denuncia presentada por Hilasal Mexicana sobre el caso de elusión del pago de cuota compensatoria sobre la importación de tela en rollo de toalla estampada procedente de China.

No se ha emitido resolución respecto al proceso jurídico de defensa por un crédito fiscal por un monto de $8 millones de pesos derivado de la impcrtación de hilo, y del cual Aduanas emitió resolución favorable a Hilasal.

Después de analizar las diferentes propuestas de financiamiento recibidas de algunas Instituciones Financieras, el Consejo de Administración resolvió aceptar la presentada por GE Capital CEF México, S. de R.L. de C.V., la cual representaba mayores beneficios para la Compañía.

De esta manera, el 19 de Diciembre del año pasado, HILASAL celebró un contrato de crédito a largo plazo con GE Capital CEF México, S de RL de C.V. por $10,000,000 (Diez millones de dólares) a un plazo de 7 años, el cual tendrá como destino el pago de pasivos financieros incluyendo el existente con dicha institución

El índice de bursatilidad de la empresa pasó de la posición 109 en septiembre a la posición 105 a diciembre del 2007

1. - PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

Las políticas contables que sigue la compañía están de acuerdo con las normas de información financiera (NIF) emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF), las cuales requieren que la administración efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas de las partidas incluidas en los estados financieros, así como las revelaciones que se deben hacer a través de las notas a los mismos. La administración considera que las estimaciones y supuestos utilizados son los adecuados en las circunstancias, aun cuando su efecto final puede llegar a diferir del efecto previsto en dichas hipótesis

1.1 Bases para la determinación de las cifras

Los estados financieros son formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C. y transferidos al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa, permitiendo así la comparabilidad entre los periodos presentados. La actualización de las cifras se reconoce a través del ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor emitidos por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.2 Efectivo e inversiones temporales

Se registran a su costo de adquisición, que es similar al valor de mercado. Sus rendimientos se reconocen en los resultados conforme se devenguen.

1.3 Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicio, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

El costo de las primas de antigüedad se determina con la base en cálculos actuariales de acuerdo con lo establecido en el boletín D-3 Obligaciones Laborales de Normas de Información Financiera. Dicho Boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y solo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en su antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan directamente a los resultados en el ejercicio en que se vuelven exigibles.

1.4 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones en moneda extranjera se registran en moneda nacional a los tipos de cambio vigentes cuando se realizan. Los saldos activos o pasivos en dichas monedas se expresan en moneda nacional al tipo de cambio vigente a la fecha de presentación de los Estados Financieros. Las diferencias originadas por las fluctuaciones en el tipo de cambio entre las fechas de concertación de la transacción y las de su liquidación o valuación a la fecha de presentación de Estádos Financieros, se registran en los resultados del periodo dentro del resultado integral de financiamiento.

1.5 Inventarios y costo de Ventas

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

Los inventarios se expresan a su valor actualizado de reposición y producción que no excedèn a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta integrando los costos por Regalías y Fletes conceptos que la empresa identifica directamente con el costo de cada producto y no con la operación de venta de los mismos.

1.6 Inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan al cierre de cada periodo mediante la aplicación de factores de inflación derivados del INPC para los activos de procedencia nacional y al tipo de cambio de la moneda del país origen para los activos de procedencia Extranjera sobre su valor neto de reposición que fue determinado al 31 de Diciembre de 1996 por peritos independientes.

1.7 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por peritos independientes y el Area técnica de la Compañía. Se determina en dólares americanos y es aplicada a resultados al tipo de cambio de cierre de mes publicado por el Banco de México. Para efectos fiscales se utilizan las tasas señaladas en la Ley del Impuesto sobre la Renta.

La depreciación considera aquellos equipos en los que debe reconocerse un Valor Residual contable al termino de su vida útil estimada al considerar que pudieran tener un Valor de Rescate en el mercado en caso de su realización.

1.8 Capitalización del Resultado Integral de Financiamiento (RIF)

La NIF D-6 vigente a partir del 01 de Enero 2007 norma la capitalización del RIF atribuible a ciertos activos cuya adquisición requiere de un periodo sustancial (prolongado) antes de su uso intencional. El RIF directamente atribuible a la adquisición de activos calificables debe capitalizarse formando parte del costo de inversión de esos activos.

La compañía capitaliza desde Junio 2006 la parte proporcional de los Intereses devengados a cargo derivados de los principales Proyectos de Activos Fijos. En 2007 se continúa con la capitalización del RIF.

La capitalización del Resultado Integral de Financiamiento Incluye: Costo de Intereses, Efecto cambiario y el Resultado por posición monetaria (REPOMO) correspondiente.

1.9 Reserva de Incobrabilidad

Se reconoce una Reserva para aquellas cuentas de recuperación dudosa a través de la cual se aplica a resultados un porcentaje del valor del adeudo de conformidad a los días vencidos según se señala en la Nota No. 12

1.10 Partes Relacionadas

Se consideran partes relacionadas de conformidad con el Boletín C-13 de Normas de Información Financiera aquellas entidades o personas que individual o conjuntamente, directa o indirectamente, (1) ejercen control o influencia significativa sobre ella, (2) estén bajo su control o influencia significativa, o (3) estén bajo el mismo control o influencia significativa que la Compañía.

Se consideran partes relacionadas de la Compañía:
 Otras empresas y personas que tengan directa o indirectamente influencia significativa en el derecho de voto de la Compañía, así como las entidades en las que esas empresas y personas tengan el derecho que les permite influir en el proceso de decisiones.
 Los consejeros, directores y ejecutivos de alto nivel, así como las empresas en las cuales ellos tengan poder de decisión o influencia significativa en las decisiones operacionales y financieras.

Son transacciones con partes relacionadas, la transferencia de efectivo, derechos, bienes o servicios y obligaciones entre las partes independientemente de que sean gratuitas.

Los consejeros, directores y ejecutivos de alto nivel tienen la obligación de enterar al Comité de Prácticas Societarias su relación con otras empresas y personas que pudieran celebrar transacciones con la Compañía para determinar su posible tratamiento como Parte Relacionada.

1.11 Tratamiento contable de impuesto sobre la renta (ISR), impuesto al activo (IA) y de la participación de los trabajadores en las utilidades (PTU) diferidos.

La empresa registra los efectos derivados de las disposiciones contenidas en la NIF D-4, el cual requiere que se reconozcan contablemente los efectos diferidos del ISR y PTU, determinados bajo el método de activos y pasivos, el cual consiste en comparar los valores contables y fiscales de los activos y pasivos, determinándose diferencias temporales a las que se debe aplicar la tasa fiscal correspondiente, mismas que se revertirán contablemente en el futuro; así mismo, se debe de reconocer un activo por impuestos diferidos por las pérdidas fiscales pendientes de amortizar a la fecha del balance.

En Enero de 2007, el CINIF emitió la INIF 4 (Interpretación a las Normas de Información Financiera No. 4) denominada Presentación en el Estado de Resultados de la Participación de los trabajadores en la utilidad en la cual concluyó que la PTU se

presentará a partir de 2007 en el rubro de Otros Ingresos y gastos

1.12 Reserva para Recompra de acciones

Corresponde a una reserva proveniente de las utilidades retenidas, creada para la adquisición de acciones representativas del capital social de la Compañía a través de la bolsa de valores, al precio corriente en el mercado, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia compañía.

La Asamblea General Ordinaria de Accionistas acuerda expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a este fin, en ningún caso exceda el saldo total de las utilidades netas de la compañía, incluyendo las retenidas.

El Consejo de Administración asigna a la o las personas responsables de la adquisición y colocación de acciones propias.

1.13 Utilidad Integral

Es el resultado de la actuación total de la empresa durante el periodo, y está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y el ISR diferido, que de conformidad con las NIF aplicables, se llevaron directamente al capital contable.

1.14 Utilidad básica por acción

Se calcula dividiendo la utilidad neta del periodo, entre el promedio ponderado de las acciones en circulación vigentes en el periodo de referencia.

1.15 Insuficiencia en la actualización del capital

Esta cuenta incluye el saldo neto del efecto patrimonial complementario que resultó de la actualización de la información financiera y se integra por el resultado acumulado por posición monetaria y el resultado por tenencia de activos no monetarios.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1

La actividad principal de la compañía es la fabricación, compra y venta de toallas y productos similares.

NOTA 02 DE LAS NORMAS DE INFORMACION FINANCIERA

A partir del 1° de Junio de 2004 el Consejo Mexicano para la investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF) asumió la función y la responsabilidad de la emisión de la normatividad contable en México; con anterioridad a esa fecha, esa

función y responsabilidad recaía en la Comisión de Principios de Contabilidad (CPC) del Instituto Mexicano de Contadores Públicos A.C. CINIF sustituyó el término Principios de Contabilidad Generalmente Aceptados (PCGA) por el de Normas de Información Financiera (NIF) y adoptó como NIF los boletines emitidos por la CPC que al 31 de mayo de 2004 se encontraban vigentes y que continuarán en vigor hasta que sean modificados, sustituidos o derogados por nuevas NIF. Al 31 de Diciembre de 2005 CINIF había emitido ocho NIF de la serie A (Marco Conceptual) y la NIF B-1. Las nueve nuevas NIF entraron en vigor a partir del 1° de Enero de 2006. La aplicación de las nuevas NIF no provocó modificaciones significativas en los estados financieros adjuntos ni en sus revelaciones.

NOTA 3 INMUEBLES, PLANTA Y EQUIPO

De conformidad con la NIF C-15 Deterioro en el valor de los activos de larga duración y su disposición, se llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 4 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 5 CONTINGENTE

De índole fiscal

La empresa interpuso juicio de amparo contra el costo de ventas y la acumulación del Inventario al 31 de diciembre de 2004, sin que a la fecha se haya obtenido la resolución correspondiente, la empresa seguirá acumulando y deduciendo las partidas señaladas conforme a Ley hasta que el juicio sea resuelto.

En el proceso jurídico de defensa ante la notificación de un crédito fiscal por un monto de $8 millones de pesos derivado de la importación de hilo, Aduanas emitió resolución favorable a Hilasal. Con la intención de evitar cualquier riesgo futuro, esta resolución se adicionó como prueba al proceso jurídico iniciado, quedando a la espera de la resolución final por parte de la autoridad.

NOTA 6 CAPITAL CONTABLE

El capital contable al 31 de Diciembre de 2007 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 48,417

Actualización $ 149,893

Prima en colocación acciones $ 51,092

Resultados acumulados $ 296,285

Reserva para recompra de acciones $ 8,539

Exceso o insuficiencia $ (256,023)

Resultado del ejercicio $ 9,598

TOTAL CAPITAL CONTABLE $ 307,800

NOTA 7 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Diciembre de 2007 el monto autorizado es de $ 29,845 de los cuales se han utilizado a esa fecha $ 21,304

El saldo al 31 de Diciembre de 2007 asciende a $ 8,539

Durante el 4to Trimestre 2007 se efectuaron las siguientes operaciones:

Compra de 5,000 acciones

NOTA 8 CAPITALIZACION DEL RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Durante el Ejercicio 2007, se llevó a cabo la capitalización de intereses a cargo, efecto cambiario y Resultado por Posición Monetaria atribuibles a los Proyectos de Activo Fijo

calificables, los importes capitalizados se muestran a continuación:

RIF Capitalizado:

	1er T-2007	2do T-2007	3er T-2007	Totales
Intereses pagados	299	321	118	738
Paridad cambiaria	225	(240)	173	158
Repomo	(109)	51	(41)	(99)
Total	415	132	250	797

NOTA 9 RESULTADO INTEGRAL DE FINANCIAMIENTO NETO

	Devengado	Capitalizado	Neto en Resultados
Intereses pagados	19,529	(738)	$ 18,791
Intereses a favor	(54)		(54)
Intereses netos	19,475	(738)	$ 18,737
Efecto paridad cambiaria	4,524	158	$ 4,366
REPOMO	(5,067)	99	$ (4,968)
TOTAL COSTO	18,932	(797)	$ 18,135

NOTA 10 UTILIDAD (PERDIDA) DE OPERACIONES DISCONTINUADAS

NOTA 11 RESULTADOS NETOS MENSUALES

Periodo	Resultado Neto	INPC Aplicado
Diciembre 01	29,335	97.3540
Diciembre 02	13,993	102.9040
Diciembre 03	664	106.9960
Diciembre 04	7,515	112.55
Diciembre 05	16,859	116.3010
Diciembre 06	9,428	121.0150
Enero 07	-1,195	121.6400
Febrero 07	901	121.9800
Marzo 07	4,524	122.2440
Abril 07	-2,962	122.171
Mayo 07	1,973	121.5750
Junio 07	3,442	121.721
Julio 07	-2,925	122.2380
Agosto 07	-4,188	122.7360
Sept 07	7,678	123.689
Oct 07	1,037	124.1710
Nov 07	-1,908	125.0470
Dic 07	3,221	125.5640

NOTA 12 INFORMACION POR SEGMENTOS

Como se indica en la Nota 1, la actividad principal de Hilasal Mexicana, SA.B. de C.V. es la fabricación, compra y venta de toallas y productos similares y el 100% de sus ingresos los obtiene de dicho segmento.

Las ventas de la compañía durante el 4to trimestre del ejercicio 2007, se realizaron en un 58 % al mercado nacional y en un 42 % al mercado de exportación. Las ventas de exportación fueron realizadas en su totalidad a los Estados Unidos de Norteamérica

Los productos de la compañía se comercializan fundamentalmente a través de un alto número de clientes, tales como tiendas departamentales y detallistas, sin que exista concentración en algún cliente en particular.

NOTA 13 RESERVA DE INCOBRABILIDAD

La política señala la aplicación a resultados en forma proporcional a los días vencidos de conformidad con la siguiente tabla:

Cuentas con vencimiento de 61 a 90 días 25% de aplicación a resultados
Cuentas con vencimiento de 91 a 180 días 25% de aplicación a resultados
Cuentas con vencimiento de 181 a 269 días 25% de aplicación a resultados
Cuentas con vencimiento de 270 días en adel 15 % de aplicación a resultados

Actualmente el importe de la Reserva por Incobrabilidad asciende a $ 1,607 mdp

NOTA 14

Los Estados Financieros de Hilasal Mexicana S.A.B. de C.V. correspondientes al 4to Trimestre 2007 fueron aprobados por el Consejo de Administración en sesión celebrada el 26 de Febrero de 2008

NOTA 15 BENEFICIOS A DIRECTIVOS RELEVANTES

De conformidad con la NIF C-13 Partes Relacionadas a continuación se anexa el importe total de los beneficios a empleados otorgados al personal gerencial clave o directivos relevantes de la entidad durante el Ejercicio 2007:

Beneficios directos a corto plazo: $ 1,076 mdp

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.98							0	0	0	0	10,904	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.98							0	0	0	0	10,904	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.94							0	0	0	0	10,904	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.92							0	0	0	0	10,904	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.94							0	0	0	0	10,904	0
SECURED																
GE CAPITAL	NOT	19/12/2007	01/01/2015	7.13							0	7,017	9,932	10,631	11,380	70,083
BBVA BANCOMER	NOT	22/12/2006	22/12/2009	7.74							0	3,966	3,965	0	0	0
BBVA BANCOMER	NOT	15/04/2006	15/04/2009	7.36							0	1,387	694	0	0	0
BBVA BANCOMER	NOT	15/10/2007	15/10/2011	6.64							0	1,636	2,181	2,181	2,181	0
COMMERCIAL BANKS																
OTHER																
BANCO DEL BAJIO	NOT	15/09/2006	17/01/2008	6.68							0	10,904	0	0	0	0
BCI	YES	06/12/2007	05/06/2008	6.97							0	10,904	0	0	0	0
HSBC	NOT	26/11/2007	24/05/2008	6.62							0	10,904	0	0	0	0
BANAMEX	NOT	10/04/2007	29/02/2008	6.61							0	12,671	0	0	0	0
SANTANDER	NOT	01/03/2007	14/03/2008	6.72							0	203	0	0	0	0
TOTAL BANKS					0	0	0	0	0	0	0	59,592	16,772	12,812	68,081	70,083

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
DIVERSOS	NOT APPLIED				0	23,892	0	0	0	0						
VARIOS	YES										0	14,274	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL SUPPLIERS					0	23,892	0	0	0	0	0	14,274	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
DIVERSOS	NOT APPLIED				0	3,635	0	0	0	0						
DIVERSOS	NOT										0	1,610	0	0	0	0
TOTAL					0	3,635	0	0	0	0	0	1,610	0	0	0	0
TOTAL GENERAL					0	27,527	0	0	0	0	0	75,476	16,772	12,812	68,081	70,083

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	3,719	40,556	74	809	41,365
LIABILITIES POSITION	22,242	242,526	64	698	243,224
SHORT-TERM LIABILITIES POSITION	6,858	74,778	64	698	75,476
LONG-TERM LIABILITIES POSITION	15,384	167,748	0	0	167,748
NET BALANCE	(18,523)	(201,970)	10	111	(201,859)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	127,232	259,822	(132,589)	0.51	698
FEBRUARY	126,347	256,494	(130,147)	0.27	362
MARCH	125,472	257,107	(131,635)	0.22	292
APRIL	148,579	268,268	(119,689)	(0.06)	(73)
MAY	127,767	264,415	(136,648)	(0.49)	(688)
JUNE	132,991	269,085	(136,094)	0.12	169
JULY	153,053	271,558	(118,505)	0.42	517
AUGUST	151,711	273,440	(121,729)	0.41	507
SEPTEMBER	129,516	272,752	(143,236)	0.78	1,129
OCTOBER	138,898	272,343	(133,445)	0.39	526
NOVEMBER	132,930	275,867	(142,937)	0.71	1,012
DECEMBER	149,784	298,806	(149,022)	0.41	616
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	(99)
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					4,968

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	(99)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

CAPACIDAD EXPRESADA EN TONELADAS MENSUALES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

MAIN RAW MATERIALS NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS	DEGUSSA, DISOSA, HUNTSMAN			NO	11.10
MATERIALES INDIRECTOS	VARIOS			SI	4.38
		ALGODON	DUNAVANT, CARGILL COTTON	NO	43.15

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	2,986,537	253,494	55.0	LICENCIAS,	WAL MART,
	0	0	0.0	PRESTIGE, ELITE,	SAM'S CLUB, CHEDRAUI
	0	0	0.0	ELEGANCE, SAHARA	COMERCIAL MEXICANA
	0	0	0.0	BRIGHT SEASON,	GIGANTE, COPPEL
	0	0	0.0	ROYAL CROWN	CONTROL, LIVERPOOL
	0	0	0.0	CLASSIC, TRIBUTE	EL PALACIO DE HIERRO
	0	0	0.0		
FOREIGN SALES					
TOALLAS	2,098,846	177,179	0.0	HILASAL Y LAS	JC PENNEY, MARMAXX
	0	0	0.0	DE NUESTROS	MACY'S
	0	0	0.0	CLIENTES	
TOTAL		430,673			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	2,098,846	177,179	ESTADOS UNIDOS	HILASAL Y LAS	JC PENNEY, MARMAXX
	0	0		DE NUESTROS	MACY'S
	0	0		CLIENTES	
FOREIGN SUBSIDIARIES					

TOTAL	177,179	

NOTES

VENTAS EXPRESADAS EN KILOS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.3470	0	20,160,000	109,832,146	129,962,146	38,640,000	7,000	41,417
TOTAL			20,160,000	109,832,146	129,962,146	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 129,992,146

NOTES

END